UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-06453

NATIONAL SEMICONDUCTOR CORPORATION

(Exact name of registrant as specified in its charter)

2900 SEMICONDUCTOR DRIVE, P.O. BOX 58090 SANTA CLARA, CALIFORNIA 95052-8090 (408) 721-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.50 per share 6.150% Senior Notes due 2012 3.950% Senior Notes due 2015 6.600% Senior Notes due 2017

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date

Common stock, par value $.50 per share — 1 holder

6.150% Senior Notes due 2012 of the Registrant — 55 holders

3.950% Senior Notes due 2015 of the Registrant — 52 holders

6.600% Senior Notes due 2017 of the Registrant — 59 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, National Semiconductor Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NATIONAL SEMICONDUCTOR CORPORATION

Date: October 6, 2011	By:	/s/ BART THOMAS
	Name:	Bart Thomas
	Title:	Vice President and Secretary